ORKO SILVER CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

AS AT JANUARY 31, 2009 AND OCTOBER 31, 2008

 (Expressed in Canadian Dollars)

(UNAUDITED)

NOTICE OF NO AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the period ended January 31, 2009.

	January 31,	October 31,
	2009	2008
	$	$
	(Unaudited)	(Audited)
ASSETS CURRENT ASSETS Cash and cash equivalents	184,142	424,871
Short-term investments (Note 4)	900,000	3,000,000
Receivables (Note 14(b))	698,018	1,085,372
Prepaid expenses and deposits	43,660	175,471
Advances to related parties (Note 13 (a))	11,586	15,059
	1,837,406	4,700,773
DEPOSITS	27,154	27,154
PROPERTY AND EQUIPMENT (Note 5)	395,946	401,831
MINERAL PROPERTIES (Note 6)	1,316,163	1,316,163
	3,576,669	6,445,921
LIABILITIES CURRENT LIABILITIES Accounts payable and accrued liabilities	131,675	1,290,447
Due to related parties (Note 13(b))	-	36,707
	131,675	1,327,154
SHAREHOLDERS' EQUITY SHARE CAPITAL (Note 7)	45,887,061	45,887,061
CONTRIBUTED SURPLUS (Note 8)	8,626,352	8,171,246
DEFICIT	(51,068,419)	(48,939,540)
	3,444,994	5,118,767
	3,576,669	6,445,921

COMMITMENTS (Note 16)

Approved on behalf of the board of directors:

"Gary Cope"   Director

"Ross Wilmot"    Director

The accompanying notes are an integral part of these financial statements

ORKO SILVER CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

 FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Expressed in Canadian Dollars)

(UNAUDITED)

	Three Months Ended January 31,
	2009	2008
	$	$

EXLORATION EXPENSES (Schedule 1) Drilling	555,210	1,688,651
Geological	251,210	187,599
Geophysical	-	-
Assay	109,283	91,632
Site costs	176,700	206,100
General exploration	68,297	51,579
	1,160,700	2,225,561
GENERAL EXPENSES Amortization	5,885	7,378
Bank charges and interest	1,631	2,738
Consulting fees	12,956	10,764
Investor relations	83,801	149,344
Management fees	84,125	79,200
Office and miscellaneous	46,018	38,650
Professional fees	65,525	62,283
Rent	18,390	18,390
Repairs and maintenance	7,754	12,793
Stock-based compensation	455,106	467,528
Telephone and communications	6,421	7,103
Transfer agent and filing fees	13,057	3,039
Travel and entertainment	74,745	220,967
	875,414	1,080,177

LOSS BEFORE OTHER ITEMS	(2,036,114)	(3,305,738)
OTHER ITEMS Foreign exchange gain (loss)	(101,327)	13,192
Interest income	8,562	48,977
	(92,765)	62,169
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(2,128,879)	(3,243,569)
DEFICIT - BEGINNING OF PERIOD	(48,939,540)	(27,389,976)
DEFICIT - END OF PERIOD	(51,068,419)	(30,633,545)
BASIC AND DILUTED LOSS PER SHARE	(0.02)	(0.03)

The accompanying notes are an integral part of these financial statements

ORKO SILVER CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Expressed in Canadian Dollars)

(UNAUDITED)

	Three Months Ended January 31,
	2009	2008
	$	$
CASH AND CASH EQUIVALENTS FROM (USED IN):
OPERATING ACTIVITIES Net loss for the period	(2,128,879)	(3,243,569)
Items not involving cash Amortization	5,885	7,378
Stock-based compensation expense	455,106	467,528
	(1,667,888)	(2,768,663)
Change in operating assets and liabilities: Receivables	300,018	(201,629)
Prepaid expenses	131,160	45,218
Due from related parties	3,472	19,632
Accounts payable and accrued liabilities	(1,119,288)	(233,654)
Due to related parties	(37,195)	(58,945)
	(2,389,721)	(3,198,041)
INVESTING ACTIVITIES Redemption of short-term investments	2,100,000	2,500,000
FINANCING ACTIVITIES Proceeds from common shares issued, net of issuance costs	-	399,825
EFFECT OF EXCHANGE RATES ON CASH	48,992	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT:	(240,729)	(298,216)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	424,871	1,035,735
CASH AND CASH EQUIVALENTS - END OF PERIOD	184,142	737,519

SUPPLEMENTAL CASH FLOW INFORMATION (Note 10)

The accompanying notes are an integral part of these financial statements

SCHEDULE 1

ORKO SILVER CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF PROPERTY ACQUISITION AND EXPLORATION EXPENDITURES JANUARY 31, 2009

(Expressed in Canadian dollars)

(UNAUDITED)

MINING PROPERTIES Balance, October 31, 2008 Additions in the year:	LA PRECIOSA $ 1,234,163 -	SANTA MONICA $ 50,000 -	SAN JUAN $ 32,000 -	TOTAL $ 1,316,163 -
Balance, January 31, 2009	$ 1,234,163	$ 50,000	$ 32,000	$ 1,316,163

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
YEAR TO DATE
Drilling	$ 555,210	$ -	$ -	$ 555,210
Geological	241,819	5,013	4,378	251,210
Geophysical	-	-	-	-
Assay	109,283	-	-	109,283
Site costs	172,500	600	3,600	176,700
General exploration	51,567	509	16,221	68,297
Total Expenditures for the year	$ 1,130,379	$ 6,122	$ 24,199	$ 1,160,700

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
2008
Drilling	$ 10,126,477	$ 317,805	$ 71,285	$ 10,515,567
Geological	881,084	119,691	100,090	1,100,865
Geophysical	-	-	-	-
Assay	1,570,940	9,239	3,442	1,583,621
Site costs	991,600	108,500	22,500	1,122,600
General exploration	210,531	76,960	48,292	335,783
Total Expenditures for the year	$ 13,780,632	$ 632,195	$ 245,609	$ 14,658,436

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
2007
Drilling	$ 4,706,470	$ -	$ 388,723	$ 5,095,193
Geological	324,838	86,576	74,383	485,798
Geophysical	-	106,740	10,343	117,083
Assay	1,014,494	15,872	61,079	1,091,445
Site costs	565,592	117,722	98,735	782,049
General exploration	163,241	98,820	44,680	306,741
Total Expenditures for the year	$ 6,774,635	$ 425,730	$ 677,943	$ 7,878,309

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
TOTAL TO DATE
Drilling	$ 20,164,052	$ 317,805	$ 460,008	$ 20,941,865
Geological	1,856,301	211,280	178,851	2,246,432
Geophysical	96,712	106,740	10,343	213,795
Assay	2,960,596	25,111	64,521	3,050,228
Site costs	2,596,315	252,692	124,835	2,973,842
General exploration	519,098	181,106	109,193	809,397
Total Expenditures to date	$ 28,193,074	$ 1,094,734	$ 947,751	$ 30,235,559

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009

(Expressed in Canadian Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

Orko Silver Corp. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada on August 5, 1983. The Company’s principal business activities include the acquisition and exploration of mineral properties domiciled in Mexico. The Company is in the exploration stage and has not yet determined whether any of these properties contain ore reserves that are economically recoverable.

As at January 31, 2009, the Company had working capital of $1,705,731, and accumulated losses of $51,068,419 since inception. The continuance of the Company’s operations is dependent on obtaining sufficient additional financing in order to realize the recoverability of the Company’s investments in mineral properties, which is dependent upon the existence of economically recoverable reserves and market prices for the underlying minerals.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Current market conditions make the present environment for raising additional equity financing unfavourable. An inability to raise additional financing may impact the future assessment of the Company as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned Mexican subsidiary, Orko Silver de Mexico S.A. de C.V., which was incorporated on October 4, 2006. All significant inter-company balances and transactions have been eliminated upon consolidation.

These interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the fiscal year ended October 31, 2008. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company’s annual report for the year ended October 31, 2008.

(b)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the useful lives of property and equipment, income tax rates, the utilization of future income tax assets, the valuation of asset retirement obligations and stock-based compensation. Actual results may ultimately differ from those estimates.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)

Financial Instruments

(i)

Cash Equivalents

The Company considers all highly liquid investments with a term to maturity of three months or less on the date of purchase to be cash equivalents.

(ii)

Short-Term Investments

Short-term investments consist of highly liquid short-term interest bearing securities with a term to maturity of greater than three months on the date of purchase. Short-term investments are classified as held-for-trading and are recorded at their fair values using quoted market prices at the balance sheet date. Unrealized gains or losses on held-for-trading investments are recognized in the statement of operations. Investment transactions are recognized on the trade date. Transaction costs incurred to acquire short-term investments are recognized in the statement of operations when incurred.

(d)

Property and Equipment

Property and equipment is recorded at cost less accumulated amortization. Amortization is recognized on the declining balance basis at the following rates per annum:

Building	5%
Automobile	30%
Computer equipment	30%

(e)

Mineral Properties

Mineral property acquisition costs are capitalized, exploration costs are expensed, and development costs are capitalized once a mineral property is determined to be economically viable. Capitalized mineral property costs will be amortized upon the commencement of commercial production using the unit of production basis.

(f)

Translation of Foreign Currencies and Subsidiary

The Company’s functional currency is the Canadian dollar and the functional currency of the Company’s wholly-owned Mexican subsidiary is the Mexican Peso. Transactions in foreign currencies are translated into the functional currencies of the Company and its subsidiary at the exchange rates in effect on the transaction date. Monetary assets and liabilities expressed in foreign currencies are translated into the functional currencies of the Company and its subsidiary at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income. Non-monetary assets, liabilities and items recorded in income arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

The accounts of the Company’s integrated foreign operations in Mexico are translated using the temporal method of translation. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expense items are translated at the exchange rates prevailing at the date of the transaction except for amortization, which is translated at the exchange rates applicable to the related property and equipment. Exchange gains and losses on translation are included in the determination of loss for the period.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)

Earnings/Loss per Share

Basic earnings/loss per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings/loss per share is calculated by adjusting the weighted average number of common shares outstanding using the treasury stock method, to reflect the potential dilution of securities that could result from the exercise of “in the money” stock options, warrants and agent unit options.

(h)

Long-Lived Assets

The carrying value of long-lived assets, which includes property and equipment and mineral properties, is assessed when an event occurs indicating impairment. The carrying value is assessed using factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset is not recoverable and exceeds its fair value. At that time, the carrying amount is written down to fair value.

(i)

Stock-Based Compensation

The Company has a plan for granting stock options to management, directors, employees and consultants as described in Note 7(c).  The Company recognizes compensation expense under this plan using the fair value method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of stock options granted to employees is recognized as stock-based compensation expense over the vesting period and credited to contributed surplus. Stock options granted to non-employees are measured at their fair value on the vesting date. Prior to the vesting date, the then-current fair value of stock options granted to non-employees is recognized as stock-based compensation expense from the date of grant to the reporting date and credited to contributed surplus. Upon the exercise of stock options, consideration paid and the fair value amounts previously credited to contributed surplus are recorded as share capital. The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted.

(j)

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred.  Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the declining balance method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at January 31, 2009, the Company has not incurred any asset retirement obligation related to the exploration of its mineral properties.

(k)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

(m)

Recent Canadian Accounting Pronouncements

Recent Canadian accounting pronouncements that have been announced but are not yet effective are as follows:

(n)

International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of adopting IFRS and has not yet determined its effect on its financial statements.

3.

ADOPTION OF NEW ACCOUNTING STANDARDS

(a)

CICA 3064, “Goodwill and Intangible Assets” and amended CICA 1000, “Financial Statement Concepts”

These sections clarify the criteria for the recognition of assets, intangible assets and internally developed intangible assets. The Company adopted these standards on November 1, 2008. The adoption of these standards did not have a significant impact on the Company’s financial statements.

(b)

CICA 1400, “General Standards of Financial Statement Presentation”

In May 2007, the CICA issued amended Handbook Section 1400, “General Standards of Financial Statement Presentation”. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. The Company adopted this standard on November 1, 2008. The adoption of this standard did not have a significant impact on the Company’s financial statements.

4.

SHORT-TERM INVESTMENTS

As at January 31, 2009, short-term investments consists of a $900,000 variable rate guaranteed investment certificate issued by a major Canadian financial institution bearing interest at the bank’s prime rate less 2%, maturing on June 11, 2009. As at January 31, 2009, interest of $12,900 has been accrued and included in receivables. The investment carries an early redemption feature that if utilized, may result in a reduction of interest receivable.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009

(Expressed in Canadian Dollars)

5.

PROPERTY AND EQUIPMENT

			January 31, 2009	October 31, 2008
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$
Land	113,024	-	113,024	113,024
Building	270,928	21,661	249,267	252,423
Automobile	33,342	12,607	20,735	22,416
Computer equipment	34,089	21,169	12,920	13,968
	451,383	55,437	395,946	401,831

6.

MINERAL PROPERTIES

	La Preciosa	Santa Monica	San Juan
	Mexico	Mexico	Mexico	Total
	$	$	$	$
2009
Mineral properties, beginning of the period	1,234,163	50,000	32,000	1,316,163
Acquisition costs capitalized during the period	–	–	–	–

Mineral properties, end of the period	1,234,163	50,000	32,000	1,316,163

2008
Mineral properties, beginning of the year	1,234,163	50,000	32,000	1,316,163
Acquisition costs capitalized during the year	–	–	–	–

Mineral properties, end of the year	1,234,163	50,000	32,000	1,316,163

(a)

La Preciosa, Mexico

During the year ended October 31, 2006, the Company completed the acquisition of a 100% interest in the La Preciosa mineral property from a subsidiary of Goldcorp Inc. (formerly Wheaton River Minerals Ltd.). To earn the 100% interest, the Company incurred cumulative exploration expenditures of US$1,500,000 on the property, issued 50,000 common shares of the Company valued at $21,000 during the year ended October 31, 2005, and issued 2,378,750 common shares of the Company valued at $1,206,521 during the year ended October 31, 2006.

On a portion of the La Preciosa property, the Company is obligated to pay 3% of net smelter returns on all product sold to certain royalty holders. Goldcorp Inc. has a right of first refusal upon the sale of all or part of the Company’s interest in the property.

(b)

Santa Monica, Mexico

During the year ended October 31, 2008, the Company completed the acquisition of a 51% interest in the Santa Monica mineral property from a subsidiary of Goldcorp Inc. To earn the 51% interest, the Company incurred cumulative exploration expenditures of US$1,000,000 on the property, issued 50,000 common shares of the Company valued at $21,000 during the year ended October 31, 2005, and issued 50,000 common shares of the Company valued at $29,000 during the year ended October 31, 2007.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009

(Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES (continued)

(b)

Santa Monica, Mexico (continued)

During the year ended October 31, 2008, the Company elected not to exercise an option to acquire an additional 24% interest in the property and instead entered into a new option agreement to acquire the remaining 49% interest in the property in exchange for 2,000,000 common shares of the Company. As at January 31, 2009, these shares have not been issued.

(c)

San Juan, Mexico

During the year ended October 31, 2008, the Company completed the acquisition of a 75% interest in the San Juan mineral property from a subsidiary of Silver Standard Resources Inc. (the “Vendor”). To earn the 75% interest, the Company incurred cumulative exploration expenditures of US$750,000 and issued 40,000 common shares of the Company valued at $32,000 during the year ended October 31, 2006.

Pursuant to the agreement, upon earning a 75% interest in the property, the Company and the Vendor will form a joint venture. The Vendor will be given the right to increase its interest in the joint venture by 10%, for a total interest of 35%, by incurring cumulative exploration expenditures of US$750,000.

The Company is required to make semi-annual payments of the greater of US$5,000 and 2% of direct exploration expenditures incurred on the property. The Company is obligated to pay 0.25% of net smelter returns to certain royalty holders on all product sold.

7.

SHARE CAPITAL

(a)

Authorized Share Capital

Unlimited number of common shares without par value.

(b)

Issued and Outstanding Share Capital

	Number of	Amount
	Shares	$

Balance at October 31, 2007	96,798,278	31,847,472
Issued during the year

For cash:
Private placements, net of share issue costs	7,320,000	10,890,231
Exercise of options	1,625,000	512,350
Exercise of warrants	1,984,438	1,671,887

Transferred from contributed surplus:
Exercise of options	–	471,611
Exercise of warrants	–	493,510

Balance at October 31, 2008 and January 31, 2009	107,727,716	45,887,061

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL (continued)

(b)

Issued and Outstanding Share Capital (continued)

On June 12, 2008, the Company issued 7,320,000 common shares at $1.65 per share for gross proceeds of $12,078,000 under a brokered private placement. The Company issued 439,200 broker warrants as a commission. Each whole broker warrant entitles the holder thereof to purchase one additional common share before June 12, 2010 at a price of $1.65 per common share. The fair value of the warrants was computed to be $265,980 using the Black-Scholes option-pricing model and was recorded as a non-cash share issuance cost. The Company paid cash commissions of $724,680 and incurred other cash share issuance costs of $197,109.

 (c)

Stock Options

The Company has a plan to grant stock options to directors, officers, employees and consultants of the Company. On January 21, 2008, the Company adopted an amendment to its 20% fixed plan, which was subsequently approved by shareholders at its annual general meeting of shareholders to grant options to directors, officers, employees and consultants of the Company. Options are generally for a term of up to five years from the date granted and are exercisable at a price that is not less than the market price on the date granted.

Stock option activity since October 31, 2007 is presented below:

	Number of Shares	Weighted Average Exercise Price $

Outstanding, October 31, 2007	13,370,000	0.69
Granted	5,530,000	1.76
Exercised	(1,625,000)	0.32
Cancelled	(150,000)	1.52
Forfeited	(25,000)	1.79

Outstanding, October 31, 2008	17,100,000	1.06
Granted	800,000	0.46

Outstanding, January 31, 2009	17,900,000	0.87

On November 21, 2008, the Company announced its intent to reduce the exercise price of 13,190,000 incentive stock options as to 6,595,000 options to $0.45 per share and 6,595,000 options to $0.60 per share, subject to TSX Venture Exchange acceptance, as well as, in the case of Insiders of the Company, the approval of disinterested shareholders. The Company intends to seek such disinterested shareholder approval at its next Annual General Meeting scheduled for May 2009. Accordingly each of the subject option holders will have the exercise price of half their options reduced to $0.45 per share and the other half to $0.60 per share. There has been no change to the expiry date of the options. The Company received TSX Venture Exchange acceptance on January 12, 2009 and thus reduced the exercise price for 4,175,000 options not subject to disinterested shareholder approval.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL (continued)

(c)

Stock Options (continued)

The following table summarizes the stock options outstanding and exercisable at January 31, 2009:

Options Outstanding
Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price

$0.13	75,000	0.88	$0.13
$0.25	100,000	1.0	0.25
$0.45 - $0.47	2,887,500	3.9	0.45
$0.53 - $0.58	3,160,000	2.4	0.55
$0.60 - $0.69	2,857,500	3.4	0.62
$0.82 - $0.85	4,740,000	3.6	0.85
$1.55	525,000	4.4	1.55
$1.79 - $1.80	3,555,000	4.1	1.79
	17,900,000	3.5	1.74

(d)

Warrants

Warrant activity since October 31, 2007 is presented below:

	Number of Shares	Weighted Average Exercise Price $

Outstanding, October 31, 2007	3,392,188	0.91
Issued	439,200	1.65
Exercised	(1,984,438)	0.84

Outstanding, October 31, 2008 and January 31, 2009	1,846,950	1.15

The following table summarizes the warrants outstanding at January 31, 2009:

Number of Shares	Exercise Price	Issue Date	Expiry Date

1,407,750	$1.00	August 24, 2007	August 24, 2009
439,200	$1.65	June 12, 2008	June 12, 2010

1,846,950

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL (continued)

(e)

Shareholder Rights Plan

The directors of the Company approved the adoption of a shareholder rights plan, dated December 4, 2007, (the “Rights Plan”) which was ratified by the Company’s shareholders on March 13, 2008. The Rights Plan is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company. The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time. The Rights Plan is subject to a confirmation vote by the Company’s shareholders every third year after coming into effect, and failing such confirmation vote, the agreement will terminate.

8.

CONTRIBUTED SURPLUS

Amount
$
Balance at October 31, 2007	4,647,477
Stock-based compensation recorded during the year	4,222,910
Fair value of warrants issued in private placement	265,980
Transferred to share capital upon exercise of stock options	(471,611)
Transferred to share capital upon exercise of warrants	(493,510)

Balance at October 31, 2008	8,171,246
Stock-based compensation recorded during the period	455,106

Balance at January 31, 2009	8,626,352

9.

STOCK-BASED COMPENSATION

During the three months ended January 31, 2009, the Company granted 800,000 (2008 – 150,000) stock options to directors, officers and consultants of the Company. The weighted average fair value of each option granted was $0.15 (2008 - $0.40) calculated using the Black-Scholes option-pricing model at the date of each grant using the following assumptions:

	Three Months Ended January 31,
	2009	2008

Expected option lives	2 years	2 years
Risk-free interest rate	2.9%	3.1%
Expected dividend yield	0%	0%
Expected stock price volatility	64%	69%

During the three months ended January 31, 2009, the Company also reduced the exercise price of 4,175,000 (2008 – Nil) stock options to consultants of the Company.

During the three months ended January 31, 2009, the Company recognized $455,106 (2008 - $467,528) of compensation cost which has been recorded in stock-based compensation expense.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009

(Expressed in Canadian Dollars)

10.

SUPPLEMENTAL CASH FLOW INFORMATION

	January 31, 2009	October 31, 2008
	$	$
Cash and cash equivalents consist of:
Bank deposits	184,142	424,871

Three Months Ended January 31,
	2009	2008
	$	$
Cash paid for:
Interest	–	–
Income taxes	–	–
Non-cash financing and investing activities:
Warrants issued for share issuance costs	–	–
Common shares issued for share issuance costs	–	–
Common shares issued for interest expense	–	–
Common shares issued for mineral properties	–	–

11.

LOSS PER SHARE

The weighted average number of shares outstanding used in the computation of loss per share was 107,728,000 (2008 – 97,057,000). Outstanding stock options, warrants and agent unit options have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

12.

CAPITAL MANAGEMENT

The Company defines capital as all components of shareholders’ equity. The Company has no debt obligations. The board of directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company does not pay dividends. The Company is not subject to any externally imposed capital requirements.

The Company raises capital to fund its corporate and exploration costs through the sale of its common shares or units consisting of common shares and warrants.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009

(Expressed in Canadian Dollars)

13.

RELATED PARTY BALANCES AND TRANSACTIONS

(a)

Advances to Related Parties

As at January 31, 2009, advances to related parties consists of $11,586 (2008 – $15,059) advanced to an officer of the Company for travel expenses to be incurred on behalf of the Company. These amounts are non-interest bearing and will be applied in the future against travel expenses incurred by the officers on behalf of the Company.

(b)

Due to Related Parties

As at January 31, 2009, due to related parties consists of $Nil (2008 - $13,709) payable to officers of the Company for travel expenses incurred on behalf of the Company and $Nil (2008 - $22,998) payable to a director of the Company for exploration expenditures. These amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

(c)

Related Party Transactions

During the three months ended January 31, 2009 the Company entered into the following transactions with related parties:

(i)

A company controlled by a director of the Company incurred $49,057 (2008 – $13,663) in exploration expenditures on behalf of the Company for which the company is subsequently reimbursed.

(ii)

Companies controlled by officers of the Company earned management fees of $84,125 (2008 - $79,200).

(iii)

The Company subleases office premises to related parties (see Note 16(b)).

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

14.

FINANCIAL INSTRUMENTS

(a)

Fair Value of Financial Instruments

The Company has various financial instruments including cash and cash equivalents, short-term investments, receivables, advances to related parties, accounts payable and accrued liabilities and due to related parties. The carrying values of these financial instruments approximate their fair values due to their near-term maturities.

(b)

Credit Risk

The Company maintains a majority of its cash and cash equivalents and short-term investments with a major Canadian financial institution. The Company maintains the remainder of its cash and cash equivalents with a major Mexican financial institution. Deposits held with these institutions may exceed the amount of insurance provided on such deposits.

The Company’s receivables consist of $12,900 of interest receivable from a major Canadian financial institution accrued on its short-term investments, $31,776 of value added taxes (“VAT”) receivable from an agency of the Canadian government and $653,342 of VAT receivable from an agency of the Mexican government.

(c)

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances and purchasing short-term investments with early redemption features. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009

(Expressed in Canadian Dollars)

14.

FINANCIAL INSTRUMENTS (continued)

(d)

Currency Risk

As the Company operates in an international environment, some of the Company’s transactions and balances are denominated in currencies other than the Canadian dollar. The Company’s foreign exchange risk arises primarily with respect to the Mexican peso. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk.

At January 31, 2009, the Company has cash and cash equivalents of $46,637 and receivables of $653,342 denominated in 540,648 and 7,574,083 Mexican pesos, respectively. A strengthening (weakening) of the Canadian dollar against the Mexican peso of 10% would result in an increase (decrease) in the Company’s loss and comprehensive for the period of $70,000.

(e)

Interest Rate Cash Flow Risk

The Company’s short-term investments are subject to interest rate price risk as they carry variable rates of interest. The Company does not engage in any hedging activity to mitigate this risk.

As at January 31, 2009, the Company had $900,000 of short-term investments earning interest at rates which are variable. A plus or minus 1% change in interest rates would affect loss and comprehensive loss for the period by $2,250.

(f)

Commodity Price Risk

Mineral prices, in particular gold and silver, are volatile, and have risen and fallen sharply in recent years. The prices are subject to market supply and demand, political and economic factors, and commodity speculation, all of which can interact with one another to cause significant price movements. These price movements can affect the Company’s ability to operate and to raise financing through the sale of its common shares.

15.

SEGMENT DISCLOSURES

The Company operates in the mining industry. Management of the Company makes decisions about allocating resources based on the one operating segment. The following table summarizes property and equipment and mineral properties by geographic segment:

January 31, 2009	Canada	Mexico	Total

Property and equipment	$12,920	$383,026	$395,946
Mineral properties	–	1,316,163	1,316,163

Total	$12,920	$1,699,189	$1,712,109

October 31, 2008	Canada	Mexico	Total

Property and equipment	$13,968	$387,863	$401,831
Mineral properties	–	1,316,163	1,316,163

Total	$13,968	$1,704,026	$1,717,994

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009

(Expressed in Canadian Dollars)

16.

COMMITMENTS

(a)

On February 20, 2006, the Company entered into a joint lease agreement with an unrelated third party to lease office premises commencing July 1, 2006 for a term of five years. The lease commitment is shared equally between the two parties. The Company’s portion of the lease payments for the remaining term of the lease is as follows:

$

2009	52,500
2010	70,000
2011	46,700

(b)

On April 16, 2007, the Company entered into a lease agreement, amended June 1, 2007, to lease office premises commencing June 1, 2007 for a term of three years. The Company’s gross lease payments for the remaining term of the lease are as follows:

$

2009	39,285
2010	30,540

The Company subleases these premises to two companies having directors in common with the Company. The Company expects to recover approximately two-thirds of the above amounts over the remaining term of the lease.

1.

17.

SUBSEQUENT EVENTS

(a)

On February 2, 2009, the Company announced its intent to reduce the exercise price of 525,000 stock options from $1.55 to $0.61 per share, subject to TSX Venture Exchange acceptance, as well as, in the case of insiders of the Company, the approval of disinterested shareholders. The Company intends to seek such disinterested shareholder approval at its next annual general meeting scheduled to be held in May 2009. The Company received TSX Venture Exchange acceptance on March 11, 2009.

18.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“US GAAP”). There are no material impacts on the Company’s financial statements due to differences in Canadian and US GAAP.